November 2014

Pricing Sheet dated November 14, 2014 relating to

Preliminary Terms No. 241 dated November 6, 2014

Registration Statement No. 333-199966

Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due November 19, 2015

Based on the Performance of the Common Stock of Noble Energy, Inc.
Principal at Risk Securities

Registration Statement Update

The prospectus and the prospectus supplement, each dated November 14, 2011 and product supplement no. 4a-I dated October 30, 2014, all of which were referenced in the preliminary terms dated November 6, 2014, relating to your securities (filed under the registration statement no. 333-177923), have been superseded by the accompanying prospectus, prospectus supplement and product supplement no. 4a-I, each dated November 7, 2014  and filed under the registration statement no. 333-199966.

PRICING TERMS — November 14, 2014
Issuer:	JPMorgan Chase & Co.
Underlying stock:	Common stock of Noble Energy, Inc.
Aggregate principal amount:	$2,434,800
Early redemption:	If, on any determination date (other than the final determination date), the closing price of the underlying stock is greater than or equal to the initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:

•  If, on any determination date, the closing price or the final stock price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.225 (2.25% of the stated principal amount) per security on the related contingent payment date.

•  If, on any determination date, the closing price or the final stock price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:	February 17, 2015, May 14, 2015, August 14, 2015 and November 16, 2015, subject to postponement for non-trading days and certain market disruption events. We also refer to November 16, 2015 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	• If the final stock price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final stock price is less than the downside threshold level:	(i) the cash value or (ii) at our option, a number of shares of the underlying stock equal to the exchange ratio as of the final determination date
Cash value:	The amount in cash equal to the product of (a) the exchange ratio and (b) the closing price of one share of the underlying stock on the final determination date, subject to adjustment in the event of certain corporate events affecting the underlying stock
Exchange ratio:	0.17822, which is the stated principal amount times the stock adjustment factor, divided by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$42.0825, which is equal to 75% of the initial stock price
Initial stock price:	$56.11, which was the closing price of the underlying stock on the pricing date
Final stock price:	The closing price of the underlying stock on the final determination date
Stock adjustment factor:	The stock adjustment factor is referenced in determining the closing price of the underlying stock and is set initially at 1.0 on the pricing date. The stock adjustment factor is subject to adjustment in the event of certain corporate events affecting the underlying stock.
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	November 14, 2014
Original issue date (settlement date):	November 19, 2014 (3 business days after the pricing date)
Maturity date:	November 19, 2015, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I
CUSIP/ISIN:	48127P838 / US48127P8389
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per security	$10.00	$0.125(2)	$9.825
$0.05(3)
Total	$2,434,800.00	$42,609.00	$2,392,191.00

(1)	See “Additional Information about the Securities — Use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.125 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each $10 stated principal amount security

The estimated value of the securities on the pricing date as determined by JPMS was $9.66 per $10 stated principal amount security. See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this document together with the accompanying preliminary terms describing the offering and the related product supplement no. 4a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities” in the accompanying preliminary terms.

Preliminary terms no 241 dated November 6, 2014: http://www.sec.gov/Archives/edgar/data/19617/000095010314007901/dp50949_fwp-241.htm

Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.